Exhibit 99.4

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Additional Information for US Investors 2005

This insert to ICI's Annual Review for 2005 is being issued
to recipients of the report in the USA. It presents summarized financial information from ICI's financial statements which
adopts a format and terminology customary in the USA.

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This insert provides a summarized statement of consolidated income and a consolidated balance sheet using a format and terminology customary in the USA. This insert should be read in conjunction with the Annual Review of the Group. Each financial statement, which has been prepared under International Financial Reporting Standards and its interpretations as adopted by the European Union (“adopted IFRS”), is followed by details of the adjustments necessary to present net income and shareholders’ equity on a US Generally Accepted Accounting Principles (US GAAP) basis. ICI has taken the exemption allowed by the US Securities and Exchange Commission from the provision of a second year of comparative information for companies adopting IFRS for the first time in 2005. For convenience only, sterling figures have been translated into US dollars at the 31 December 2005 rate of £1 = $1.7234.

Summarized statement of consolidated income

For the year ended 31 December

			2005	2004	2005	2004
	note		£m	£m	$m	$m

IFRS

Total revenue			5,812	5,609	10,016	9,667

Net income (loss) after special items attributable to equity holders of the parent – IFRS			390	474	672	817

Continuing operations			390	488	672	841

Discontinued operations			–	(14)	–	(24)

Adjustments to conform with US GAAP

Post-retirement expense			(176)	(75)	(304)	(129)

Purchase accounting adjustments

Goodwill	(iv	)	(2)	(162)	(3)	(279)

Other intangibles	(i	)	(29)	(36)	(50)	(62)

Disposals and other adjustments

Disposal of businesses			(12)	(53)	(21)	(91)

Discounted provisions	(ii	)	16	(14)	27	(24)

Capitalization of interest	(iii	)	(2)	(4)	(3)	(7)

Derivative instruments and hedging activities

Mark to market of derivatives	(v	)	25	(12)	43	(21)

Net investment hedge	(v	)	(2)	(15)	(3)	(26)

Restructuring costs	(vi	)	3	(47)	5	(81)

Others			(6)	–	(10)	–

Tax effect of US GAAP adjustments			3	49	5	84

Total US GAAP adjustments			(182)	(369)	(314)	(636)

Net income (loss) attributable to equity holders of the parent – US GAAP			208	105	358	181

Continuing operations			206	129	355	222

Discontinued operations			2	(24)	3	(41)

Net income per American Depositary Receipt (ADR)* – IFRS

			£	£	$	$

Before special items attributable to the equity holders of the parent			1.08	1.03	1.87	1.78

After special items attributable to the equity holders of the parent

Basic			1.32	1.60	2.27	2.76

Diluted			1.31	1.60	2.26	2.76

Dividends per ADR†			0.31	0.29	0.53	0.50

*	Four ICI £1 Ordinary Shares are represented by one American Depositary Share, each of which is evidenced by one ADR.

†	No partial refund if the UK tax credit is payable to US resident ADR holders in respect of dividends paid after 1 May 2003.

2	ADDITIONAL INFORMATION FOR US INVESTORS

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Consolidated balance sheet

At 31 December

	2005	2004	2005	2004
	£m	£m	$m	$m

IFRS

Assets

Non-current assets

Intangible assets	601	569	1,035	981

Property, plant and equipment	1,599	1,599	2,756	2,756

Investments in associates	19	22	33	38

Financial assets	73	35	126	60

Deferred tax assets	506	458	872	789

Other receivables	81	72	140	124

Post-retirement benefit asset	11	10	19	17

	2,890	2,765	4,981	4,765

Current assets

Inventories	658	648	1,134	1,117

Trade and other receivables	1,067	986	1,838	1,699

Financial assets	30	22	52	38

Cash and cash equivalents	522	477	900	822

	2,277	2,133	3,924	3,676

Total assets	5,167	4,898	8,905	8,441

Liabilities

Current liabilities

Trade and other payables	(1,485)	(1,303)	(2,559)	(2,245)

Financial liabilities	(231)	(300)	(398)	(517)

Current tax liabilities	(423)	(387)	(729)	(667)

Provisions	(106)	(210)	(183)	(362)

	(2,245)	(2,200)	(3,869)	(3,791)

Non-current liabilities

Financial liabilities	(1,097)	(1,114)	(1,891)	(1,920)

Other creditors	(40)	(15)	(69)	(26)

Provisions	(298)	(341)	(514)	(588)

Deferred tax liabilities	(274)	(285)	(471)	(491)

Post-retirement benefit liabilities	(1,699)	(1,190)	(2,928)	(2,051)

	(3,408)	(2,945)	(5,873)	(5,076)

Total liabilities	(5,653)	(5,145)	(9,742)	(8,867)

Net assets	(486)	(247)	(837)	(426)

Equity

Called-up share capital	1,192	1,191	2,054	2,053

Share premium account	934	933	1,610	1,608

Retained earnings and other reserves	(2,739)	(2,456)	(4,719)	(4,233)

Attributable to equity holders of the parent	(613)	(332)	(1,055)	(572)

Minority interests	127	85	218	146

Total equity	(486)	(247)	(837)	(426)

ADDITIONAL INFORMATION FOR US INVESTORS	3

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Adjustments to conform with US GAAP – Shareholders’ equity
			2005	2004	2005	2004
	notes		£m	£m	$m	$m

Shareholders’ equity, as shown in the Group balance sheet – IFRS			(613)	(332)	(1,055)	(572)

Adjustments to conform with US GAAP

Intangible assets

Post-retirement benefit costs			7	17	12	29

Purchase accounting adjustments	(i), (iv	)	2,456	2,435	4,233	4,196

Disposal accounting adjustments			–	(58)	–	(100)

Tangible assets

Capitalization of interest	(iii	)	25	27	43	47

Other assets			(3)	(4)	(5)	(7)

Deferred tax asset and tax effect of US GAAP adjustments			(49)	(54)	(84)	(93)

Financial liabilities	(v	)	98	24	169	41

Provisions

Restructuring	(vi	)	3	–	5	–

Discounted provisions	(ii	)	(22)	(38)	(38)	(65)

Post-retirement benefit liability			173	303	298	522

Other liabilities			(7)	(4)	(12)	(7)

Deferred tax liability and tax effect of US GAAP adjustments			(58)	(37)	(100)	(64)

Total US GAAP adjustments			2,623	2,611	4,521	4,499

Shareholders’ equity – US GAAP			2,010	2,279	3,466	3,927

Notes relating to the differences between IFRS and US accounting principles:

(i)   Other intangible assets
At 31 December 2005, the Group had intangible assets other than goodwill with a gross carrying amount of £270m less accumulated amortization of £230m under US GAAP. The charge of £29m (2004 £36m) relating to other intangible assets is due to an amortization charge of £27m (2004 £29m) and loss on disposal of a business of £2m (2004 £7m). The amortization expense for the five succeeding years is estimated as follows: 2006 £27m, 2007 £13m, 2008 £nil, 2009 £nil and 2010 £nil.

(ii)   Discounted provisions
The credit of £16m (2004 £13m charge) arising on discounted provisions is due to the reversal of the discount unwind (discount rate used = 4.6%) of £4m (2004 £3m) and a release of £12m (2004 £16m increase). The undiscounted provision recognized under US GAAP at 31 December 2005 of £82m is £22m higher than the discounted provision held under IFRS (2004 £38m higher). The expected payments for the five succeeding years are estimated as follows: 2006 £5m, 2007 £5m, 2008 £4m, 2009 £5m and 2010 £6m.

(iii)   Capitalization of interest
At 31 December 2005, the Group had capitalized interest with a gross carrying amount of £100m less accumulated amortization of £75m. The charge relating to capitalized interest of £2m (2004 £4m) is the net of additions in the period of £3m (2004 £1m) offset by an amortization charge of £5m (2004 £5m).

(iv)   Goodwill balance under US GAAP

	National	Quest	Paints	Regional	Total
	Starch			and
				Industrial
	£m	£m	£m	£m	£m

At beginning of 2005	1,778	547	486	16	2,827

Additions	8	–	5	–	13

Disposals	(2)	–	–	–	(2)

Exchange adjustments	92	22	18	2	134

At end of 2005	1,876	569	509	18	2,972

At beginning of 2004	1,915	736	504	18	3,173

Additions	–	–	1	–	1

Disposals	(57)	(163)	–	–	(220)

Exchange adjustments	(80)	(26)	(19)	(2)	(127)

At end of 2004	1,778	547	486	16	2,827

Included above is goodwill with a net book value of £556m (2004 £516m) also recognized under IFRS.

(v)   Derivative instruments and hedging activities
The charge of £2m (2004 £15m charge) is the reversal of the exchange gain recognized under IFRS on the part of the debt that cannot be hedged. This is recognized directly in reserves under US GAAP, but in the income statement under IFRS. The credit of £25m (2004 £12m charge) relating to the mark-to-market of derivatives is the adjustment reflecting the movement in the employee share ownership plan (ESOP) forward contracts to purchase own shares that are “out of the money”. Derivative instruments of £98m (2004 £24m) under IFRS are not recognized on the balance sheet under US GAAP.

(vi)   Restructuring costs
The credit of £3m (2004 £47m charge) relating to restructuring arises from the difference in recognition of asset impairments. This has resulted in a lower restructuring provision under US GAAP of £3m.

4	ADDITIONAL INFORMATION FOR US INVESTORS

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Differences between IFRS and US accounting principles

ICI has taken the exemption allowed by the US Securities and Exchange Commission from the provision of a second year of comparative information for companies adopting IFRS for the first time in 2005. The significant differences between IFRS and US GAAP that affect the Group’s net income and shareholders’ equity are set out below:

(a)	Accounting for pension costs
There are a number of significant differences between IFRS under IAS 19 and US GAAP in accounting for pension costs that have a particular impact on ICI:

(i)	Under IAS 19, the Group has taken the option to recognize actuarial gains and losses in full through the statement of Group recognized income and expense in the period in which they are incurred. Under SFAS No. 87 Employers’ Accounting for Pensions the Group recognizes actuarial gains and losses over the remaining average service life of employees.

(ii)	IAS 19 requires past service costs to be recognized immediately if they are already fully vested, or on a straight-line basis over the period until the extra benefits are vested if they do not vest immediately. SFAS No. 87 requires prior service costs to be recognized over the expected remaining service lives of the participants or in certain circumstances their remaining lives, even if the benefits are already fully vested. This also applies to negative past service costs.

(iii)	SFAS No. 87 stipulates a minimum level of recognition of pension scheme liabilities calculated by reference to the accumulated benefit obligation, which has no equivalent in IAS 19. If the accumulated benefit obligation is greater than the value of the pension scheme assets, a minimum liability is reflected in the balance sheet reflecting the unfunded accumulated pension liability. An equal amount is recognized as an intangible asset up to the amount of the unrecognized prior service cost and thereafter directly in other comprehensive income.

Additional post-retirement benefit disclosures are provided under US GAAP in accordance with SFAS No. 132(R).

(b)	Purchase accounting adjustments, including the amortization and impairment of goodwill and intangibles
The accounting policy for goodwill is similar between IFRS and US GAAP, with goodwill arising on acquisitions capitalized and reviewed for impairment annually and whenever indicators of impairment arise. The methodology for testing impairment differs between IFRS and US GAAP. However, due to the historic differences in accounting between UK GAAP and US GAAP for goodwill and other intangibles, relating mainly to amounts capitalized and amounts amortized, the Group has recognized significantly more goodwill on the balance sheet under US GAAP compared to IFRS. As a result, disposals of goodwill, any impairments and exchange on retranslation of goodwill may vary between IFRS and US GAAP.

(c)	Capitalization of interest
Capitalization of borrowing costs is not required under IAS 23 Borrowing Costs and the Group expenses all borrowing costs as incurred. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalized and amortized over the life of the asset.

(d)	Derivative instruments and hedging activities
There are three significant differences between IFRS and US GAAP in accounting for derivative instruments and hedging activities that have a particular impact on ICI.

(i)	Upon adopting IAS 39, ICI applied hedge accounting for interest rate swaps and related debt, therefore both the derivative and the debt were brought onto the opening balance sheet at fair value. The Group has an opening balance sheet adjustment in the US GAAP balance sheet to reverse the impact of bringing the debt onto the IFRS balance sheet at fair value. This adjustment will reverse as the debt in existence on transition matures. As hedge accounting has been applied under SFAS 133 from 1 January 2005, fair value movements on the debt can be recorded in the income statement, as under IFRS.

(ii)	Under IFRS, goodwill in reserves is not designated as an asset, and hence cannot be used in the calculation of the net investment hedge. Therefore exchange is taken to the income statement on retranslation of the part of the debt that does not act as a hedge. However, under US GAAP, this goodwill is on balance sheet and therefore can be used in the calculation of the investment hedge. In the US GAAP reconciliation, the Group reverses the amount taken to the Income Statement and recognizes this in reserves (to the extent that a hedging relationship exists).

(iii)	Under US GAAP, the forward contracts in place to purchase shares in order to service share option grants are marked to current market value where the market value is below the contracted purchase price. Under IFRS, the total liability is recognized on the balance sheet.

(e)	Restructuring costs
The Group has historically incurred various restructuring costs that have primarily comprised costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under IFRS, liabilities for restructuring costs are recognized once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognized for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

(i)	Prior to the adoption of SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities on 1 January 2003, involuntary employee termination benefits were recognized as a liability in accordance with EITF 94-3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No. 146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognized rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS
No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits or SFAS No. 112 Employers’ Accounting for Post-employment Benefits and are accrued once they become probable and estimable.

(ii)	Under US GAAP, voluntary termination benefits are accrued when the terms are accepted by the individual employee.

(iii)	Prior to the adoption of SFAS No. 146, other costs associated with an exit activity were recognized as a liability in accordance with EITF 94-3 when the Group’s management committed to execute an exit plan that would result in costs that would have no future economic benefit.

SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and first be recognized when the liability is irrevocably incurred.

ADDITIONAL INFORMATION FOR US INVESTORS	5

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Differences between IFRS and US accounting principles
(iv) Under IFRS, assets to be abandoned are written down to the higher of net realizable value and value in use. Under US GAAP assets to be abandoned are classified as held for use. A preliminary review of tangible fixed assets is carried out using undiscounted future cash flows. If the undiscounted future cash flows are less than the asset’s (or asset group’s) carrying value, an impairment loss must be recognized. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life.

(f) Foreign exchange
Under US GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are taken to net income in arriving at a gain or loss on disposal. Although IFRS also requires inclusion of the cumulative translation differences held in reserves as part of the calculation of gains or loss on disposal, they were reset to zero at transition to IFRS on 1 January 2004.

(g) Discontinued operations
Under IFRS, a discontinued operation is a component of an entity that has either been disposed of, or is held for sale; where a component of an entity comprises operations and cash flows that can be clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes. IFRS further states that such a component of the entity must either represent a separate major line of business or geographical area of operation or is part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operation, or is a subsidiary acquired exclusively with a view to resale. A list of businesses which have been treated as discontinued operations under IFRS is included in note 1 to the Group Annual Report and Accounts for 2005.

Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets a discontinued operation is also defined as a component of an entity that has been disposed of or held for sale, where the component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. However, US GAAP does not require the component to represent a separate major line of business or geographical area of operations or be part of a single coordinated plan to dispose of either a separate major line of business or geographical area of operations. SFAS No.144 also requires that the results of operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity following the disposal and the entity will not have any significant ongoing involvement in the operations of the component after the disposal.

Under US GAAP, the Quest Food Ingredients disposal during 2004 met the SFAS No. 144 conditions and therefore, was classified as a discontinued operation. The disposal of the National Starch Vinamul Polymers business that completed on 7 February 2005 is treated as continuing under US GAAP as Vinamul will continue to be a supplier to National Starch and the cash flows of Vinamul will not be eliminated from the ongoing operations of National Starch following the disposal transaction.

Accordingly, under US GAAP, the results of the Quest Food Ingredients operations and the gain on the disposal are classified within discontinued operations. In 2004, Quest Food Ingredients sales were £50m and the pre-tax profit £7m. Under IFRS, the profit on sale in 2004 amounted to £145m. Under US GAAP, goodwill in respect of this business was included on the balance sheet. SFAS No. 142 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. The goodwill allocated to Quest Food Ingredients under US GAAP was £163m. Quest Food Ingredients also had additional post-retirement benefit liabilities under IFRS of £19m arising due to measurement differences, which were included in the calculation of profit on sale.
Quest Food Ingredients also had an intangible asset of £7m under US GAAP that was not recognized under IFRS. US GAAP also requires the cumulative translation differences of £3m held in reserves to be recycled in the profit/loss on disposal calculation. Consequently, the loss reported under US GAAP amounted to £39m and the adjustments totalling £184m have been included in the US GAAP reconciliation under the headings to which they relate.

The disposal of the Vinamul Polymers business completed in the first quarter of 2005. Sales for the business in 2005 and 2004 were £15m and £163m respectively. Under IFRS the pre-tax profit for 2005 was £nil (2004 £12m). A loss of £57m was recognized under US GAAP in 2004 on initial write-down of the business to fair value, under the heading “Disposal of business”.

Under IFRS, neither the disposal of Quest Food Ingredients nor National Starch Vinamul Polymers business represented a separate major line of business or geographical area of operations or were part of a single coordinated plan to dispose of either a separate major line of business or geographical area of operations. As a result, they were both classified as continuing under IFRS.

(h) Disposal adjustments
In 2000, the Group recorded the disposal of its Chlor-Chemicals business as a discontinued operation. Under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos-Chlor business, the entity could not be deconsolidated. On 25 October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to the Ineos Group of £55m. As a result, ICI wrote-off all existing indebtedness from Ineos Chlor and transferred its 15% equity interest to Ineos. A charge of £5m was incurred in the IFRS results for this transaction. Under US GAAP, the results of the operation of Ineos Chlor up to the date of disposal, and the loss on disposal of £5m are included within continuing operations in 2004.

(i) Taxation
The adjustment in respect of taxation relates to the deferred tax effect of US GAAP adjustments and to the application of different recognition criteria for the benefit of an uncertain tax exposure. In respect of the latter, under US GAAP, a benefit of £38m, recorded in 2005 under IFRS, has been deferred until 2006 as final confirmation was only received after the balance sheet date.

(j) Guarantor's Accounting and Disclosure Requirements for Guarantees
FIN No. 45 Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and no guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

Note 32 in the Group Annual Report and Accounts for 2005 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No. 45, including those disclosed in note 32 of the Group Annual Report and Accounts for 2005, with terms ranging between 1 to 13 years, amounted to £486m at 31 December 2005 (2004 £636m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £162m (2004 £150m).

6	ADDITIONAL INFORMATION FOR US INVESTORS

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Differences between IFRS and US accounting principles

(k) Discounted provisions
Under SOP 96-1, a provision can only be discounted if the aggregate amount of the liability and the timing of the future cash flow are fixed or determinably reliable. Under IFRS, the Group holds discounted provisions relating to environmental and legacy items associated with businesses disposed of the liability and timing of the future cash flows of some of these provisions is not fixed or determinably reliable. The liability and timing of the future cash flows of some of these provisions is not fixed or determinably reliable. As these discounts are unwound under IFRS, a financing cost is charged to interest in the Income Statement.

(l) New US Accounting Standards not yet implemented
SFAS No. 154 Accounting Changes and Error Corrections
(a replacement of APB Opinion No. 20 and FASB Statement No. 3). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The four main areas of accounting that this standard applies to are as follows: (a) changes in accounting principles; (b) changes in accounting estimates; (c) changes in reporting entities; and (d) corrections of errors in previously issued financial statements. This is designed to converge with IFRS. The Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.

ADDITIONAL INFORMATION FOR US INVESTORS	7